UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2015

Commission File Number: 1-6784

Panasonic Corporation

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501

Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on May 7, 2015, by Panasonic Corporation (the registrant), announcing recognition of extraordinary loss (Parent Alone).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HIROHISA IKUTOMI
Hirohisa Ikutomi, Attorney-in-Fact
Manager of Disclosure & Investor Relations Office, Disclosure Section,
Panasonic Corporation

Dated: May 8, 2015

May 7, 2015

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Chieko Gyobu (Japan)	Yukie Takakuwa (Japan)
Public Relations Department	Disclosure & Investor Relations Office
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	(Tel: +1-201-348-7000)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	(Tel: +44-20-3008-6887)

Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Recognition of Extraordinary Loss

(Parent Alone)

Osaka, Japan, May 7, 2015 - Panasonic Corporation ([TSE:6752] “Panasonic”) announced that the Company recognized extraordinary loss in fiscal 2015, the year ended March 31, 2015 (parent alone).

1. Outline of the extraordinary loss

Panasonic recognized 56.7 billion yen of a write-down on investments in affiliated companies as extraordinary losses (parent alone) due to impairment on the investments whose actual value has significantly decreased.

Also, Panasonic recognized 76.5 billion yen of provision for loss on investments in affiliated companies as extraordinary losses (parent alone) regarding expected amount of losses in the investments.

2. Impact on consolidated financial results

The aforementioned loss on investments in affiliated companies and provision for loss on investments in affiliated companies have been already reflected in the consolidated earnings. Therefore, there is no impact on the consolidated financial results in fiscal 2015.

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